Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports First Quarter Results for Fiscal Year 2010

TORONTO, CANADA - October 6, 2009 - Lorus Therapeutics Inc. (the “Company” or “Lorus”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2009 and that it has received a $1.0 million loan from Herbert Abramson, one of its directors. Unless specified otherwise, all amounts are in Canadian dollars.

Q1 2010 HIGHLIGHTS

Corporate Highlights

•
As previously announced, in June 2009, the Company reached a settlement with The Erin Mills Investment Corporation to extinguish its $15.0 million convertible debentures in exchange for $3.3 million cash and other consideration.

Drug Development Highlights

•	LOR-2040 Program: In August 2009, the Company announced the allowance of a patent from the Japan Patent Office for its clinical-stage drug LOR-2040;

•
LOR-253 Program: In September 2009, the Company announced a scientific publication supporting novel mode of anticancer therapy for the LOR-253 class of compounds.  These compounds have shown potent anticancer activity in cancer cell lines and in an animal model of human colon cancer.  Furthermore, the mechanism of action of this promising new class of antitumor agent described in the publication, suggested a novel method for treating several different types of cancer.

“The repurchase of our convertible debentures has provided us with a clean balance sheet, and the loan from Mr. Abramson has provided us with capital to aggressively pursue long-term investment and relationships, and allows us to continue advancing our research and drug development programs”, said Dr. Aiping Young, President and CEO of Lorus.

FINANCIAL RESULTS

The loss from operations (excluding the gain on settlement of the convertible debentures) for the three months ended August 31, 2009 decreased to $1.2 million from $2.7 million during the same period in fiscal 2009. During the three months ended August 31, 2009 the Company recorded a gain on the repurchase of its secured convertible debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of $221 thousand, and the cash payment amount of $3.3 million resulting in net income for the period of $9.8 million ($0.04 per share).  The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital and non-capital losses to shelter these gains.  During the three months ended August 31, 2008 the Company’s net loss of $2.2 million included a gain on sale of shares of $450 thousand related to the plan of arrangement and corporate reorganization.

The decrease in loss from operations for the three months ended August 31, 2009 compared with the same period in the prior year is due primarily to lower research and development costs of $685 thousand resulting from less spending on related activities, and higher expenditures in the prior period for GLP-toxicity studies for LOR-2040 and LOR-253; lower general and administrative costs of $261 thousand due to reduced personnel and legal costs; and lower accretion and interest expense related to the convertible debentures as a result of repurchasing the debentures in June 2009.   The lower expenditures are partly offset by a decrease in interest income of $71 thousand to $11 thousand in the current quarter due to  lower cash and investment balances as a result of the payment made to repurchase the debentures in June as well as lower prime interest rates.

We utilized cash of $987 thousand in our operating activities during the three months ended August 31, 2009 compared with $2.0 million in the same period in the prior year.  The decrease is primarily a result of a reduced net operating loss.

At August 31, 2009, we had cash and cash equivalents and short-term investments of $1.4 million compared to $5.9 million at May 31, 2009.  The decrease in cash and cash equivalents is primarily due to the payment made to repurchase the debentures.

Research and development expenses totaled $540 thousand in the three months ended August 31, 2009 compared to $1.2 million during the same period in the prior year.  The lower spending during the current period compared with the prior-year period is due to a reduction in expenditures during the current period in an effort to conserve cash and higher expenditures in the three months ended August 31, 2008 related to completion of GLP-toxicity studies for both the LOR-2040 program in bladder cancer and LOR-253 small molecule program.

General and administrative expenses totaled $533 thousand for the three months ended August 31, 2009 compared to $794 thousand in the same period in the prior year.   The decrease in general and administrative costs for the current year is the result of lower personnel and legal costs.

Management has forecasted that the Company’s current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment.  Today, the Company received a loan of $1 million from Herbert Abramson, one of its directors. The loan is unsecured, has a six-month term, and bears interest at the annual rate of 10%. The Company is currently in discussion with several parties with a view to obtaining additional funding and management believes that the loan will allow it sufficient time to complete one or more of these arrangements and continue to execute its planned expenditures without interruption.

Lorus Therapeutics Inc.
Consolidated Statements of Earnings (Loss) -Unaudited

	Three	Three
	months ended	months ended
(amounts in 000's except for per common share data)	Aug. 31, 2009	Aug. 31, 2008
REVENUE	$49	$3

EXPENSES
Research and development	540	1,225
General and administrative	533	794
Stock-based compensation	105	91
Depreciation and amortization of fixed assets	21	43
Cost of sales	-	-
Operating expenses	1,199	2,153
Interest expense on convertible debentures	27	217
Accretion in carrying value of convertible debentures	80	377
Interest income	(11)	(82)
Loss from operations for the period	(1,246)	(2,662)
Gain on repurchase of convertible debentures	11,006	-
Gain on sale of shares	-	450
Net earnings (loss) and other comprehensive income for the period	9,760	(2,212)
Basic earnings (loss) per common share	$0.04	$(0.01)
Diluted earnings (loss) per common share	$0.04	n/a

Weighted average number of common shares outstanding used in the calculation of:
Basic earnings (loss) per common share	257,010	228,407
Diluted earnings (loss) per common share	261,797	n/a

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com